EXHIBIT 99.1

Brookfield and Qatar Investment Authority Sell 49% Stake in One Manhattan West to Blackstone Real Estate

Sale Values Office Tower At $2.85 Billion

BROOKFIELD NEWS, March 14, 2022 (GLOBE NEWSWIRE) -- Brookfield (NYSE: BAM, TSX: BAM.A) and Blackstone (NYSE: BX) today announced that Blackstone Real Estate has acquired a 49 percent stake in One Manhattan West from Brookfield and Qatar Investment Authority (QIA). The deal values the office building at $2.85 billion. The 67-story, 2.1-million-square-foot building is part of Manhattan West, Brookfield and QIA’s 8-acre, 7-million-square-foot commercial complex on Manhattan’s west side.

“The partial sale of One Manhattan West and the interest we received as soon as we put it on the market are clear validations that the highest quality office properties are seeing enormous demand coming out of the pandemic,” said Brookfield Managing Partner Ben Brown. “One Manhattan West is home to some of the world’s leading companies, and their continued desire to work from and grow in the building is a promising sign for Manhattan West and prime, well-located office assets broadly.”

Qahir Madhany, Managing Director at Blackstone Real Estate, said, “One Manhattan West is a brand-new, best-in-class building that is attractive to tenants and represents a continuation of our strategy targeting well-leased, transit-oriented, highly amenitized and newly built assets in gateway markets. We are long-term believers in New York and are confident that quality properties like One Manhattan West will continue to see strong tenant demand.”

Designed by Skidmore, Owings & Merrill, Brookfield opened One Manhattan West in 2019 as the first new office tower within the Manhattan West development. Located on the corner of Ninth Avenue and 33rd Street, One Manhattan West is leased with tenants including Accenture, EY, McKool Smith, and Skadden Arps, Slate, Meagher & Flom LLP. The building is LEED Gold certified and 2021 WELL Health-Safety rated.

About Brookfield
Brookfield is a leading global alternative asset manager with approximately US$690 billion of assets under management across real estate, infrastructure, renewable power, private equity, and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A respectively.

About Blackstone Real Estate
Blackstone is a global leader in real estate investing. Blackstone’s real estate business was founded in 1991 and has $279 billion of investor capital under management. Blackstone is the largest owner of commercial real estate globally, owning and operating assets across every major geography and sector, including logistics, residential, office, hospitality, and retail. Our opportunistic funds seek to acquire undermanaged, well-located assets across the world. Blackstone’s Core+ strategy invests in substantially stabilized real estate assets globally and Blackstone Real Estate Income Trust, Inc. (BREIT), a non-listed REIT, invests in U.S. income-generating assets. Blackstone Real Estate also operates one of the leading global real estate debt businesses, providing comprehensive financing solutions across the capital structure and risk spectrum, including management of Blackstone Mortgage Trust (NYSE: BXMT).

About QIA
Qatar Investment Authority (QIA) is the sovereign wealth fund of the State of Qatar and a global investment organization, with investments spanning all major global markets, asset classes, sectors, and geographies. QIA is established by Amiri Decision no. 22 for 2005, to develop, invest and manage the state reserve funds and other assets assigned by the Supreme Council for Economic Affairs and Investment to diversify Qatar’s economy.

For more information, please visit our website at www.qia.qa

Contacts:

Communications & Media: Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Blackstone: Jillian Kary Tel: (212) 583-5379 Email: Jillian.Kary@Blackstone.com